ING USA ANNUITY AND LIFE INSURANCE COMPANY	Section 72 Rider
ING USA is a stock company domiciled in Iowa

Required Distribution of Proceeds on Death of Certificateowner

This Rider is required to qualify the Contract or Certificate to which it is attached as an annuity Contract or Certificate under Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"). Where the terms of this Rider are in conflict with the terms of the Contract or Certificate, the Rider will control. ING USA Annuity and Life Insurance Company reserves the right to amend or administer the Contract, Certificate and Rider as necessary to comply with applicable tax requirements. This Rider and the Contract or Certificate should be construed so that they comply with applicable tax requirements.

Death of Certificateowner On Or After Annuity Commencement Date

IF ANY CERTIFICATEOWNER DIES ON OR AFTER the Annuity Commencement Date but prior to the time the entire interest in the Certificate has been distributed, the remaining portion will be distributed at least as rapidly as under the method of distribution being used as of the date of the Certificateowner's death.

Death of Certificateowner Prior to Annuity Commencement Date

IF ANY CERTIFICATEOWNER DIES PRIOR TO the Annuity Commencement Date, the entire interest in the Certificate will be distributed within five years of the Certificateowner's death.

However, this distribution requirement will be considered satisfied as to any portion of the Certificateowner's interest in the Certificate which is payable to or for the benefit of a Designated Beneficiary and which will be distributed over the life of such Designated Beneficiary or over a period not extending beyond the life expectancy of that Designated Beneficiary, provided such distributions begin within one year of the Certificateowner's death. If the Designated Beneficiary is the surviving spouse of the decedent, the Certificate may be continued in the name of the spouse as Certificateowner and these distribution rules are applied by treating the spouse as the Certificateowner. However, on the death of the surviving spouse, this provision regarding spouses may not be used again.

If any Certificateowner is not an individual, the death or change (where permitted) of the Annuitant will be treated as the death of an Certificateowner.

The Designated Beneficiary is the person entitled to ownership rights under the Certificate. Thus, where no death benefit has become payable, the Designated Beneficiary, for the purposes of applying this Rider, will be the Certificateowner(s). Where a death benefit has become payable, the Designated Beneficiary, for the purposes of applying this Rider, is the person(s) entitled to the death benefit, generally the Beneficiary or surviving Certificateowners, as appropriate. Upon the death of any Certificateowner, the Designated Beneficiary will become the Certificateowner and, if an individual, will become the Annuitant.

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An Certificateowner may notify ING USA as to the manner of payment under this Rider. If such Certificateowner has not so notified ING USA prior to his or her death, the Designated Beneficiary under the Certificate may so notify ING USA.

ING USA ANNUITY AND LIFE INSURANCE COMPANY

President	Secretary

GA-RA-1002-12/94